Exhibit 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year Ended March 31, 2012
Millions of yen
Earnings:
pre-tax income from continuing operations before adjustment for income or loss from equity investees	1,239,330
Fixed charges	70,536
amortization of capitalized interest	3,815
distributed income of equity investees	(2,986)
interest capitalized	(3,587)
the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(180,850)

Total earnings	1,126,258
Fixed charges:
interest expensed and capitalized	59,913
amortized premiums, discounts and capitalized expenses related to indebtedness	388
an estimate of the interest within rental expense	10,235

Total fixed charges	70,536
Ratio of earnings to fixed charges	15.967